UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B common stock, $0.0033 Par Value

(Title of Class of Securities)

084670702

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670702

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,525,000(1)

	8.	Shared Voting Power 65,968,774(2)

	9.	Sole Dispositive Power 6,525,000(1)

	10.	Shared Dispositive Power 65,968,774(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,493,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)             William H. Gates III beneficially owns 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company solely owned by Mr. Gates. Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”). The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 450,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 6,075,000 Class B Shares.

(2)             Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 65,968,774 Class B Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)             Based on an outstanding shares calculation equal to the sum of (i) 1,346,076,963 Class B Shares outstanding as of April 27, 2018, as reported on the Issuer’s Form 10-Q filed on May 7, 2018, and (ii) 6,525,000, which is the number of Class B Shares into which all Class A Shares held by Cascade and by Mr. Gates may be converted.

CUSIP No. 084670702

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,075,000(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,075,000(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,075,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)             Cascade Investment, L.L.C. (“Cascade”) holds 4,050 shares of the Class A common stock (“Class A Shares”) of Berkshire Hathaway Inc. (the “Issuer”). Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”). The number of Class B Shares above assumes the conversion of Cascade’s 4,050 Class A Shares into 6,075,000 Class B Shares. All shares of common stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)             Based on an outstanding shares calculation equal to the sum of (i) 1,346,076,963 Class B Shares outstanding as of April 27, 2018, as reported on the Issuer’s Form 10-Q filed on May 7, 2018, and (ii) 6,075,000, which is the number of Class B Shares into which all Class A Shares held by Cascade may be converted.

CUSIP No. 084670702

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 65,968,774(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 65,968,774(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,968,774(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)             For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)             Based on 1,346,076,963 Class B Shares outstanding as of April 27, 2018, as reported on the Issuer’s Form 10-Q filed on May 7, 2018.

CUSIP No. 084670702

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 65,968,774(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 65,968,774(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,968,774(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)             Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 65,968,774 shares of the Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)             Based on 1,346,076,963 Class B Shares outstanding as of April 27, 2018, as reported on the Issuer’s Form 10-Q filed on May 7, 2018.

Item 1.	Security and Issuer

This statement relates to the shares of Class B common stock, $0.0033 par value (the “Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”). The principle executive offices of the Issuer are located at 3555 Farnam Street, Omaha, Nebraska 68131.

Item 2.	Identity and Background

(a)               This statement is being filed jointly by William H. Gates III, Cascade Investment, L.L.C. (“Cascade”), the Bill & Melinda Gates Foundation Trust (the “Trust”), and Melinda French Gates (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission (i) that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or (ii) that the Reporting Persons constitute a “group” for any purpose, and each of the Reporting Persons expressly disclaims membership in a group.

(b)               The business addresses of the Reporting Persons are as follows:

•                  Mr. Gates: One Microsoft Way, Redmond, Washington 98052

•                  Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•                  The Trust: 2365 Carillon Point, Kirkland, Washington 98033

•                  Mrs. Gates: 500 Fifth Avenue North, Seattle, Washington 98109

(c)                Mr. Gates, a natural person, is a founder, technical advisor and board member of Microsoft Corporation; is the sole member of Cascade; and is a Co-Trustee of the Trust and the Bill & Melinda Gates Foundation (the “Foundation”). Mr. Gates also serves on the Issuer’s board of directors.

Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.

The Trust is a charitable trust established under the laws of the State of Washington. The Trust was established to invest and manage the endowment assets of the Foundation and to separate the investment and management activities of the endowment from the program work of the Foundation.

Mrs. Gates, a natural person, is a Co-Trustee of the Foundation and the Trust.

(d)               Nothing to report for any of the Reporting Persons.

(e)                Nothing to report for any of the Reporting Persons.

(f)                 Mr. Gates and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gates holds 300 shares of the Issuer’s Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade. These Class A Shares were purchased using the personal funds of Mr. Gates. Neither Cascade nor Mr. Gates purchased any Class A Shares with borrowed funds.

The Trust received its Class B Shares through a series of annual gifts from Warren E. Buffett. The most recent gift from Mr. Buffett was 13,509,002 Class B Shares, made on July 16, 2018. The closing price of a Class B Share on that date was $192.00.

Item 4.	Purpose of Transaction

Cascade and Mr. Gates acquired the Class A Shares owned by them for investment purposes only. The Trust acquired its Class B Shares through a series of annual gifts from Mr. Buffett for the purpose of increasing the amount that the Foundation may give annually to accomplish its charitable purposes.

The Trust’s Class B Shares are sold pursuant to a written sales plan that was established to comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the plan, the Trust will sell 60,000,000 Class B Shares of the Issuer over a three-year period that started on July 1, 2017, and is scheduled to end on June 30, 2020. The Trust may terminate the sales plan at any time.

Mr. Gates serves on the Issuer’s board of directors and, as a result, may be asked to vote on or to discuss matters related to items (a) through (j) of Schedule 13D with representatives of the Issuer and others.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class B Shares beneficially owned by each of the Reporting Persons as of July 20, 2018.

(b)                See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of July 20, 2018.

(c)                 During the period from May 21, 2018, through July 20, 2018, the Trust sold 3,376,700 Class B Shares, as set forth in Exhibit 99.1 hereto, pursuant to the Rule 10b5-1 sales plan with respect to the Trust’s holdings in the Issuer. The sales were made to facilitate compliance with federal excise tax rules limiting excess business holdings by private foundations.

On July 16, 2018, the Trust received 13,509,002 Class B Shares from Mr. Buffett as a gift.

(d)                None.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Annual Gift. In a letter dated June 26, 2006, Mr. Buffett committed to make annual gifts of Class B Shares to the Foundation on the terms set forth in the letter. A copy of the June 26 letter can be found in Exhibit 1 to Amendment No. 52 of Mr. Buffett’s Schedule 13D with respect to the Issuer filed on June 27, 2006, SEC File No. 005-55113, and is incorporated by reference herein.

Sales Plan. Pursuant to the Rule 10b5-1 sales plan with respect to the Trust’s holdings in the Issuer, the Trust will sell 60,000,000 Class B Shares of the Issuer over a three-year period, commencing July 1, 2017 and ending June 30, 2020. The Trust may terminate the sales plan at any time. The form of the sales plan is set forth in Exhibit 99.1 to Amendment No. 20 of the Reporting Persons’ Schedule 13D with respect to the Issuer filed on January 17, 2017, SEC File No. 005-55113, and incorporated by reference herein.

Except as set forth above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 - Sale transactions during the period from May 21, 2018, through July 20, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018	WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (1)(2)
		Title:	Attorney-in-fact

CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

MELINDA FRENCH GATES

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

	* By:	/s/ Alan Heuberger
Alan Heuberger

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

(1)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: July 20, 2018	WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (1)(2)
		Title:	Attorney-in-fact

CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

MELINDA FRENCH GATES

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

	* By:	/s/ Alan Heuberger
Alan Heuberger

(1)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.